FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending July 14, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 14, 2005                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

     Notification of Transactions of Directors, Persons Discharging
               Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.

   13 July 2005           Abacus  (GSK)  Trustees  Limited,  as trustee of the
                          GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 9,550 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                          Share Option Plan 1991.


The Company was advised of these transactions on 14 July 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).


S M Bicknell,
Company Secretary

14 July 2005

  Notification of Transactions of Directors, Persons Discharging
            Managerial Responsibility or Connected Persons


I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned person arising from the reinvestment of the dividend paid to Ordinary Share ADR holders on 7 July 2005 through the US Global BuyDirect Plan administered by The Bank of New York:


Mrs P Phelan acquired a beneficial interest in 0.2418 Ordinary Share ADRs purchased at a price of $48.3044 per ADR.


The Company and the above named person were advised of this information on 14 July 2005.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).


S M Bicknell
Company Secretary

14 July 2005